U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Notice of Exempt Solicitation

Submitted pursuant to Rule 14a-6(g)

Amendment No.

1.	Name of Registrant:

Feldman Mall Properties, Inc.

2.	Name of persons relying on exemption:

Mercury Real Estate Advisors LLC

David R. Jarvis

Malcolm F. MacLean IV

3.	Address of persons relying on the exemption:

c/o Mercury Partners LLC

Three River Road

Greenwich, CT 06807

4.	Written materials. The following written materials are attached:

Exhibit 1: Letter to Board of Directors of Feldman Mall Properties, Inc., dated May 16, 2007.

EXHIBIT INDEX

Exhibit 1:	Letter to Board of Directors of Feldman Mall Properties, Inc., dated May 16, 2007.

Exhibit 1

Mercury Real Estate Advisors LLC

Three River Road

Cos Cob, CT 06807

May 16, 2007

Board of Directors

Feldman Mall Properties, Inc.

1010 Northern Blvd., Suite 314

Great Neck, New York 11021

Dear Gentleman:

As you are aware, Mercury Real Estate Advisors LLC (“Mercury”), together with its managed investment funds, is one of the largest investors in Feldman Mall Properties, Inc. (“Feldman” or the “Company”), with a reported ownership stake of approximately 9.5%. In letters dated December 18, 2006, January 30, 2007 and March 20, 2007, we demanded that the Board of Directors of the Company (the “Board”) engage a financial advisor to immediately assist the Board in undertaking a sale of the Company.

We continue to be dismayed that the Board has not undertaken a sale process and that Feldman remains an independent, standalone company. From a business fundamentals perspective, the Company trades at a deep discount to its liquidation value. We believe that the value of this Company continues to be eroded by an ineffective management team that has delivered a total return of only 1.9% for shareholders since the Company’s initial public offering (while the REIT index has delivered a total return of almost 60% during the same period) and the Board’s tacit support thereof. The Company is too small to be public — even though the Company is clearly under-staffed, G&A expense still represents far too high a percentage of revenues.

In addition, the continued lack of financial controls at the Company is extremely troubling. In our March 20, 2007 letter, we identified numerous occasions when the Company has exhibited poor financial controls by missing SEC filing deadlines or regularly revising earnings guidance. The Company’s recent failure to timely file its 2006 Annual Report on Form 10-K is only further evidence of such systematic deficiencies. These failures are especially embarrassing given the Company’s relatively straightforward business operations, which entail owning a mere 7 retail properties. We hold the members of the Audit Committee of the Board, Lawrence S. Kaplan (the former national director of Ernst & Young’s REIT Services Group), Bruce E. Moore (who received a Masters Degree in Accounting from the Wharton School) and Paul McDowell (who is the current CEO of Capital Lease Funding (NYSE: LSE)), particularly accountable for the continued shortcomings in the Company’s financial reporting and such repeated failures suggest a lack of proper oversight by such committee and its members.

Enough is enough! The Company has failed repeatedly to meet routine SEC reporting timetables, repeatedly disappointed on earnings and cash flow projections and recently completed a dilutive financing. The Company is too small to be a sustainable public company. Consistent with its fiduciary duties, the Board should immediately undertake a public sale process and return the proceeds of such a sale to shareholders.

As requested in our last letter, we request a meeting with the Board to discuss this dire situation. On multiple occasions, we have called and spoken with Paul McDowell, the lead independent director of the Company. To date, Mr. McDowell has refused to meet with us. We look forward to hearing from you.

Sincerely,

MERCURY REAL ESTATE ADVISORS LLC

David R. Jarvis Chief Executive Officer	Malcolm F. MacLean IV President